

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 23, 2015

Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

> **Re: Kibush Capital Corporation**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 20, 2015**
> **Response dated November 11, 2015**
> **File No. 000-55256**

Dear Mr. Sheppard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements

Interim Consolidated Balance Sheets, page 4

1. We note your response to comment 1 in our letter dated October 28, 2015 and the Share Reconciliation filed as Exhibit A. We further note on page 12 of your Form 10/A filed August 5, 2015 that Warren Sheppard is the sole owner of Five Arrows and beneficially owns approximately 94.4% of Kibush common stock. We also note your disclosure on page 19 that on February 14, 2014 Kibush entered into an Assignment and Bill of Sale with Five Arrows pursuant to which Five Arrows agreed to assign to the Company all of its right, title and interest in two 50 ton per hour trammels, one 35 ton excavator, a warehouse/office, a concrete processing apron and four 35 ton per hour particle

concentrators for consideration of 40,000,000 shares of Kibush common stock. Please address the following in this regard:

- Given your disclosure on page 18 that "…as this transaction was with a related party, the value was recorded at par value of the stock, i.e., $0.001 per share of common stock", please tell us why this equity issuance was valued at $8,000,000 in your Consolidated Statement of Stockholders' Deficit on page F-4 of your Form 10/A filed August 5, 2015;
- Please tell us how you considered the guidance in ASC 805-50-30-5 related to transactions between entities under common control to account for this transaction using the carrying value of the equipment received or tell us the basis for your accounting.

2. As a related matter, we note from the Share Reconciliation filed as Exhibit A to your response to comment 1 the issuance of 14,000,000 shares of your common stock to Five Arrows in the quarter ended June 30, 2015. Please address the following in this regard:

- From your disclosure on page 5 of your Form 10/A filed August 5, 2015, the issuance of 14 million shares of your common stock appears to relate to the acquisition of 50% interest, or 90,000,000 shares, of Angel Jade Pty Ltd, in October of 2014 from Five Arrows. We also note other share purchases of Angel Jade. Please provide us a reconciliation of the various acquisitions of common stock of Angel Jade to the disclosed value of your Investment in Angel Jade of $3,554,015 at June 30, 2015;
- Please tell us how you considered the guidance in ASC 805-50-30-5 related to the exchange of shares between entities under common control in accounting for this transaction using the carrying value of the Angel Jade shares or tell us the basis for your accounting;
- Given your disclosure on page 14 that you own 70% of Angel Jade, please tell us whether you consolidate this entity, and if not, the basis for your accounting. If you do consolidate it, please clarify the basis for presenting your Investment in Angel Jade as a separate line item on the balance sheet given your accounting policy disclosure on page 7 that all intercompany balances and transactions have been eliminated in the consolidated financial statements.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services